02030637

NO ACT
P.E 2-14-2001
1-08610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
THE SECRETARY

MAR 1 6 2001

Act 1934
Section 14A-8
Rule
Public Availability 3/16/2001

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205

Dear Mr. Wirtz:

This is in response to your letter of February 14, 2001 requesting that the Commission review the position of the Division of Corporation Finance with respect to the application of Rules 14a-8(i)(2) and 14a-8(i)(8) under the Securities Exchange Act of 1934 to a proposal submitted to SBC by Bartlett Naylor. The proposal urges that the board of directors take the necessary steps to nominate at least two candidates for each open board position.

Pursuant to 17 C.F.R. section 202.1(d), the Division presented the matter to the Commission for review. The Commission has determined not to review the Division's no-action position.

Sincerely,

Jonathan G. Katz
Secretary

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

February 14, 2001

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SBC Communications Inc. respectfully requests that the Securities and Exchange Commission review the response of the Division of Corporation Finance, dated January 31, 2001, to SBC's correspondence of December 20, 2000, notifying the staff pursuant to Rule 14a-8(j) of its intention to omit a shareholder proposal. Enclosed are SBC's correspondence to the staff, original and updated opinions of Delaware counsel, and the response of the Division of Corporation Finance. The proposal reads as follows:

The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

The shareholder proposal, if implemented, would require the SBC board to nominate 2 persons for each open board position and circulate proxies for the entire group of candidates. For example, if 7 board seats were up for election, SBC's board would be required to nominate 14 candidates and solicit proxies for each candidate.

SBC believes the proposal may be omitted under the SEC's rules for 2 significant reasons. Under Delaware law, as noted in the opinion offered by the Delaware law firm of Richards, Layton & Finger (enclosed), the board has a fiduciary duty to recommend to shareholders the candidates best suited for election.[1] The proposal, on the other hand, would have the board nominate *at least* 2 persons for each board seat, treating all candidates equally in their

[1] There is a difference of opinion between the staff and SBC as to whether the proposal would require 2 candidates be nominated for each position or whether simply double the number of candidates must be submitted. This difference has no bearing on the arguments presented in this letter. The Delaware law firm of Richards, Layton & Finger has submitted an updated opinion that implementation of the proposal would result in a violation of the board's fiduciary duties regardless of this interpretation.

descriptions. By neutrally nominating additional directors, shareholders would ostensibly have a choice of qualified candidates. This proposal would ignore the clear obligation of the board to advocate the candidates it thinks best for the position and recommend against all others, as noted in the Richards, Layton & Finger opinion. Ignoring the question of what suitable candidate would tolerate being included in the non-recommended slate, the board simply cannot implement the scheme called for by the proponent in a manner consistent with its Delaware fiduciary obligations, thereby permitting the proposal to be omitted pursuant to Rule 14a-8(i)(2).

On a more fundamental note, this proposal should also be properly omitted under Rule 14a-8(i)(8) because it relates to an election of directors. This is not a mere procedural change in the election of directors; by its terms the proposal would force the board to nominate persons it would not otherwise nominate. The proposal would create a contest for control of the company between the board's favored candidates and the alternative candidates. In this case, the proponent would be able to create an election contest against the incumbent directors simply by requiring the board to nominate additional directors. This contest becomes even more complex if the alternative group chooses to solicit its own set of proxies. Since it is already part of the board's solicitation, it would be very easy for the alternative group to engage in a separate targeted solicitation of shareholders. As a result, the alternative group would be a part of 2 proxy solicitations, while the board's preferred group would only appear in 1 solicitation.

Moreover, the Commission has long sought a level playing field in contests for control of companies. In a contest for control of SBC under the proposal, SBC's board would be nominating and soliciting proxies for twice as many candidates as it otherwise would. By contrast, any insurgent slate would be required to solicit on behalf of only 1 set of candidates. This would be similar to requiring the Republican party to nominate 2 persons for president and requiring the Democratic party to nominate only 1. This proposal would undercut the Commission's proxy rules by requiring the board to dilute its own solicitation. Insurgent groups would need to solicit far fewer votes to elect its candidates since, presumably, proxies solicited by the board would be divided among the much larger group of candidates presented by the board. Quite clearly, implementation of this proposal would not only immediately create an election contest, but it would favor any insurgent board by creating distinct handicaps on the incumbent members.

Before the staff took the contrary position on this proposal during the 2000 proxy season, it had previously concurred with omitting proposals calling for the nomination of 2 directors for each board seat under the predecessor to Rule 14a-8(i)(8). *See BankAmerica Corporation* (March 19, 1987), proposal that the board "shall submit to its shareholders a slate of directors which lists at least two candidates for each position..." We can find no published explanation for this change in position. SBC believes the staff was correct in *BankAmerica Corporation*, and that the proposal should be properly omitted under 14a-8(i)(8).

SBC respectfully requests the Commission to review the response of the staff of the Division of Corporation Finance on these matters. Because SBC expects to begin printing its proxy statement on or about February 23, it requests expedited treatment of this appeal.

Sincerely,

Wayne Wirtz

Enclosure

cc: Bartlett Naylor

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
TELEPHONE: (302) 658-6541
TELECOPIER: (302) 658-6548
WEBSITE: WWW.RLF.COM

February 13, 2001

SBC Communications Inc.
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205

Re: Stockholder Proposal of Bartlett Naylor

Ladies and Gentlemen:

We have acted as special Delaware counsel to SBC Communications Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Bartlett Naylor, a stockholder of the Company, which he has requested be included in the proxy statement of the Company for its 2001 annual meeting of stockholders. At your request we rendered our opinion dated December 15, 2000 (the "Opinion"), a copy of which is annexed hereto.

We have reviewed the comments of the staff of the Division of Corporation Finance, dated January 31, 2001, with respect to the Company's letter dated December 20, 2000, indicating the Company's intention to omit the Proposal from its proxy statement for the Company's 2001 annual meeting of stockholders. In the staff's comments, they indicate that they do not believe that the Proposal calls for separate voting for each open voting position. Even if we accept that interpretation of the Proposal, because the Proposal calls for the Board to describe the candidates neutrally, we reaffirm our opinion that under Delaware law implementation of the Proposal would cause the directors to breach their fiduciary duties, as more fully explained in the Opinion.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/MMA/